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                                                                   EXHIBIT 99.18



                                           Contact:      Roy Winnick
                                                         Kekst and Company
                                                         (212) 593-2655


             COOPERATIVE COMPUTING, INC. AND CCI ACQUISITION CORP.
              EXTEND CASH TENDER OFFER FOR SHARES OF TRIAD SYSTEMS
          CORPORATION UNTIL 10:00 A.M. ON WEDNESDAY, FEBRUARY 19, 1997


AUSTIN, TEXAS, FEBRUARY 6, 1997 -- Cooperative Computing, Inc. and its affiliate CCI Acquisition Corp., both of Austin, announced today that CCI Acquisition has extended until 10:00 A.M., New York City time, on Wednesday, February 19, 1997 its tender offer for all of the issued and outstanding shares of common stock of Triad Systems Corporation (NASDAQ:TRSC) of Livermore, California at a price of $9.25 per share, net to the seller in cash. The tender offer was previously scheduled to expire at 10:00 A.M., New York City time, on Friday, February 7, 1997. The terms of the extended tender offer are identical to those in the original tender offer contained in the tender offer materials filed with the Securities and Exchange Commission on October 23, 1996.

CCI Acquisition has been advised by the depositary for the tender offer that as of 5:00 P.M., New York City time, on February 5, 1997, 13,775,570 shares of Triad's common stock (approximately 77.6% of the issued and outstanding shares) had been validly tendered and not withdrawn.

CCI Acquisition stated that it was extending the tender offer to provide additional time to resolve certain issues raised by the Federal Trade Commission in connection with the FTC's review of the transaction under the Hart-Scott-Rodino Antitrust Improvements Act. CCI Acquisition also stated that, although no assurances can be given, it continues to be optimistic that all such outstanding issues will be satisfactorily resolved.